UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2026

 Titan Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42590	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

131 Concord Street

Brooklyn, NY 11201

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code (347) 720-2907

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one warrant	TACHU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	TACH	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	TACHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On June 1, 2026, Titan Acquisition Corp, a Cayman Islands exempted company (“Titan”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among OpenPayd Global Holdings Limited, a Cayman Islands exempted company (“PubCo”), Titan Acquisition Sponsor Holdco LLC, a Delaware limited liability company (the “Sponsor”), solely in its capacity as the Purchaser Representative, OpenPayd Holdings Limited, a company limited by shares incorporated in England and Wales (“Company”), Ozan Özerk, solely in his capacity as the Company Shareholders Representative, and the shareholders of the Company party thereto (collectively, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

Merger and Share Acquisition

Pursuant to the terms of the Business Combination Agreement, among other things: (a) Titan will merge with and into PubCo (the “Merger”), as a result of which the separate corporate existence of Titan will cease and PubCo will continue as the surviving company, and each issued and outstanding security of Titan immediately prior to the effective time of the Merger (the “Merger Effective Time”) will no longer be outstanding and will automatically be cancelled and extinguished, in exchange for the right of the holder thereof to receive a substantially equivalent security of PubCo; and (b) PubCo will acquire all of the issued and outstanding Company shares from the Company shareholders in exchange for the issuance to the Company shareholders of PubCo ordinary shares (the “Share Acquisition” and, together with the Merger, the “Transactions”), such that the Company will be a direct wholly owned subsidiary of PubCo.

Consideration

As consideration for the Merger, each issued and outstanding Titan ordinary share will automatically be converted into and exchanged for the right to receive one PubCo ordinary share, except that Titan’s public shareholders will be entitled to elect instead to have their Titan Class A ordinary shares redeemed and receive a pro rata portion of Titan’s trust account, as provided in Titan’s amended and restated memorandum and articles of association. Additionally, each issued and outstanding Titan public warrant will automatically be converted into and exchanged for the right to receive one PubCo public warrant, and each issued and outstanding Titan private warrant will automatically be converted into and exchanged for the right to receive one PubCo private warrant. Each of the PubCo public warrants and PubCo private warrants will have substantially the same terms and conditions as are in effect with respect to the Titan public warrants and Titan private warrants immediately prior to the Merger Effective Time.

Under the Business Combination Agreement, at the closing of the Transactions (the “Closing”), in consideration for the purchase of the Company shares, PubCo will issue to the Company shareholders their pro rata portion of an aggregate number of PubCo ordinary shares with an aggregate value (based on the redemption price payable for Titan Class A ordinary shares) equal to $800,000,000 less the Company Advisor Transaction Fee Amount (as defined below).

In addition, at the Closing, PubCo will issue to Anne Martina Limited (the “Company Advisor”) a number of PubCo ordinary shares (the “Company Advisor Transaction Fee Shares”) in satisfaction of a transaction fee payable to the Company Advisor (the “Company Advisor Transaction Fee Amount”), calculated as set forth in the Business Combination Agreement. The number of Company Advisor Transaction Fee Shares will be equal to the quotient of the Company Advisor Transaction Fee Amount divided by the redemption price payable for Titan Class A ordinary shares, rounded down to the nearest whole PubCo ordinary share.

Registration Statement and Shareholder Approval

PubCo will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a proxy statement/prospectus of Titan, for the purpose of soliciting proxies from the Titan shareholders for the matters to be acted upon at an extraordinary general meeting of the holders of Titan ordinary shares (the “Extraordinary Meeting”) and, if applicable, for the purpose of soliciting proxies or votes from the Titan warrantholders for the matters to be acted upon at an extraordinary meeting of the warrantholders (the “Special Warrantholder Meeting”), and providing the Titan shareholders an opportunity to have their Titan Class A ordinary shares redeemed in conjunction with the shareholder vote.

Titan may consummate the Transactions only if approved by a special resolution, being the affirmative vote of the holders of at least two-thirds of all then outstanding Titan ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Representations and Warranties; Covenants

The Parties have made customary representations, warranties and covenants in the Business Combination Agreement, including, among other things, covenants with respect to the conduct of the business of Titan, PubCo and the Company prior to the Closing. The representations and warranties of the Parties will not survive Closing, except for fraud claims, which will survive indefinitely.

Closing Conditions

The Closing of the Transactions is subject to certain customary conditions of the respective Parties, including, among other things, that: (a) any required consents of governmental authorities shall have been obtained; (b) the applicable Titan shareholder approval shall have been obtained; (c) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order making the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; (d) the PubCo ordinary shares and PubCo warrants shall have been approved for listing on Nasdaq; (e) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending; (f) since the date of the Business Combination Agreement, there shall not have occurred any material adverse effect with respect to Titan, the Company or PubCo, as applicable, that is continuing and uncured; (g) the representations and warranties of the Parties shall be true and correct as of the Closing, subject to certain materiality exceptions; (h) each Party shall have performed in all material respects all of its obligations under the Business Combination Agreement to be performed on or prior to the Closing; (i) the Aggregate Transaction Proceeds shall be at least equal to $130,000,000 (the “Minimum Proceeds Amount”), subject to certain adjustments for transaction expenses; and (j) PubCo, Titan, the Company and the Company shareholders shall have delivered certain certificates and other closing deliverables.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among other reasons: (a) by mutual written consent of Titan and the Company; (b) by either Titan or the Company if any of the conditions to closing shall not have been satisfied or waived by December 31, 2026; (c) by either Titan or the Company if any governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (d) by the Company upon a material breach of any warranty, covenant or agreement on the part of Titan set forth in the Business Combination Agreement, or if any warranty of Titan becomes untrue or materially inaccurate, in each case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights; (e) by Titan upon a material breach of any warranty, covenant or agreement on the part of the Company, PubCo or the Company shareholders set forth in the Business Combination Agreement, or if any warranty of the Company, PubCo or the Company shareholders becomes untrue or inaccurate, in each case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights; (f) by the Company if there has been a Titan adverse recommendation change; (g) by either Titan or the Company if the Extraordinary Meeting or the Special Warrantholder Meeting, as applicable, is held and has concluded, the Titan shareholders or warrantholders, as applicable, have duly voted and the required shareholder approval or warrantholder approval, as applicable, has not been obtained; (h) by the Company if the Aggregate Transaction Proceeds condition fails to be satisfied; or (i) by the Company if Titan shall have failed to deliver Subscription Agreements and/or Non-Redemption Agreements providing for Available Financing Proceeds equal to or exceeding the Minimum Proceeds Amount within the period required by the Business Combination Agreement.

Additional Agreements Executed at the Signing of the Business Combination Agreement

Related Agreements

In connection with the execution of the Business Combination Agreement: (a) the Key Company Shareholder, Ozan Özerk, executed a transaction support agreement (the “Key Company Shareholder Support Agreement”) pursuant to which, among other things, the Key Company Shareholder has agreed to approve the Transactions and vote his Company shares in favor of the Business Combination Agreement and the Transactions; and (b) the Sponsor and each of the other parties thereto executed a transaction support agreement (the “Sponsor Support Agreement”) pursuant to which, among other things, the Sponsor has agreed to (i) approve the Transactions and vote its shares of Titan in favor of the Transactions, and if applicable, its Warrants of Titan in favor of the matters to be acted upon at the Special Warrantholder Meeting, and (ii) reimburse Titan for any and all costs and expenses incurred by Titan or the Sponsor in connection with any prior contemplated business combinations (including any termination or other similar fees payable in respect thereof).

Concurrently with the execution of the Business Combination Agreement, Titan, the Sponsor and the Insiders (as defined in the Letter Agreement (as defined below)) entered into an Amendment to Sponsor Letter Agreement (the “Sponsor Letter Agreement Amendment”), which amends that certain letter agreement, dated April 8, 2025, by and among the Sponsor, Titan and the Insiders (the “Letter Agreement”). Pursuant to the Sponsor Letter Agreement Amendment, a new Section 5(e) was added to the Letter Agreement to provide that an aggregate of 50% of the Titan Class B ordinary shares held by the Sponsor (after reduction for any Titan Class B ordinary shares that represent the Transferred Shares (as defined below)), together with its direct and indirect investors and other investors, will be made subject to vesting and forfeiture (the “Purchaser Earnout Shares”) in accordance with the following terms: (1) 50% of the Purchaser Earnout Shares will become fully vested if, at any time through the date that is the fifth anniversary of such date (the “Purchaser Earnout Shares Vesting Term”), the stock price level of the Titan Class A ordinary shares is greater than or equal to $11.50 per share for 20 trading days within any 30 consecutive trading day period, and (2) the remaining 50% of the Purchaser Earnout Shares will become fully vested if, at any time during the Purchaser Earnout Shares Vesting Term, the stock price level of the Titan Class A ordinary shares is greater than or equal to $13.00 per share for 20 trading days within any 30 consecutive trading day period. An aggregate of 50% of the PubCo ordinary shares received in the Merger by the Sponsor (after reduction for the transfer of the Transferred Shares) will be subject to the same vesting and forfeiture conditions (the “Earnout Shares”). The Sponsor Letter Agreement Amendment will terminate automatically upon any termination of the Business Combination Agreement in accordance with its terms prior to the Closing.

The Sponsor has also agreed pursuant to the Sponsor Support Agreement that, immediately prior to the Merger Effective Time, an aggregate of 50% of the Purchaser Earnout Shares will be made subject to vesting and forfeiture in accordance with the following terms: (1) 50% of the Purchaser Earnout Shares will become fully vested if, at any time through the Purchaser Earnout Shares Vesting Term, the stock price level of the Titan Class A ordinary shares is greater than or equal to $11.50 per share for 20 trading days within any 30 consecutive trading day period, and (2) the remaining 50% of the Purchaser Earnout Shares will become fully vested if, at any time during the Purchaser Earnout Shares Vesting Term, the stock price level of the Titan Class A ordinary shares is greater than or equal to $13.00 per share for 20 trading days within any 30 consecutive trading day period. The Earnout shares will be subject to the same vesting and forfeiture conditions.

In addition, in exchange for the Key Company Shareholder’s execution and delivery of a deed of termination of the Company Shareholders’ Agreement, the Sponsor has agreed to transfer to the Key Company Shareholder, after the Merger Effective Time and concurrently with the consummation of the Share Acquisition, an aggregate of (1) 1,035,000 PubCo ordinary shares (the “Transferred Shares”), which shall not be subject to the vesting and forfeiture conditions applicable to the Purchaser Earnout Shares or the Earnout Shares, and (2) 1,216,508 PubCo private warrants (the “Transferred Warrants”).

Additionally, concurrently with the execution of the Business Combination Agreement, PubCo, Titan and the Company entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with the Key Company Shareholder, which will be effective as of the Closing and will provide for a restricted period from the Share Acquisition Closing until the second anniversary of the Share Acquisition Closing Date.

The Business Combination Agreement further provides that, prior to the Closing, PubCo will approve and adopt a liquidity event plan (the “Liquidity Event Plan”) for certain beneficial owners of Company shares holding Class B and/or Class C ordinary shares of the Company (the “Participating Shareholders”). Under the Liquidity Event Plan, each Participating Shareholder will have the right, exercisable during the six-month period commencing on the date such PubCo ordinary shares become freely tradeable, to require PubCo to purchase up to 15% of the PubCo ordinary shares held by such Participating Shareholder at a purchase price of $7.50 per share, subject to an aggregate cap of $10,000,000 and PubCo’s determination that such repurchases would not adversely affect its ability to continue as a going concern. PubCo will have the right during such period to purchase from each Participating Shareholder up to 15% of the PubCo ordinary shares held by such Participating Shareholder at a purchase price of $12.50 per share.

The Business Combination Agreement also provides that, prior to the Closing, PubCo will approve (and the Key Company Shareholder as the sole shareholder of PubCo will approve) and adopt an equity incentive plan (the “Pubco Equity Incentive Plan”) with a total pool of awards equal to 10% of the PubCo ordinary shares to be issued and outstanding (on a fully diluted basis) as of the Closing, with such changes or modifications thereto as the Company and PubCo may mutually agree. Within seven Business Days following the expiration of the 60-day period following the date PubCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, PubCo will file an effective registration statement on Form S-8 (or other applicable form) with respect to PubCo ordinary shares issuable under the PubCo Equity Incentive Plan.

At the Closing, each of the Company shareholders holding in excess of five percent of the fully-diluted equity securities of the Company shall enter into a Lock-Up Agreement (the “Lock-Up Agreement”) with PubCo. By no later than the Closing, PubCo, Titan, the Sponsor, certain investment banks and the Key Company Shareholder shall enter into a new registration rights agreement (the “New Registration Rights Agreement”), effective as of the Closing, replacing the Registration Rights Agreement dated April 8, 2025 by and among the Sponsor and the other “Holders” named therein. Between the execution of the Business Combination Agreement and Closing, Titan and PubCo plan to enter into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors will subscribe for and purchase Titan ordinary shares immediately prior to the Merger Effective Time.

The Business Combination Agreement also provides that, as promptly as practicable following execution, the Parties will use their respective reasonable best efforts to enable Titan to redeem or repurchase all of the issued and outstanding Titan warrants (other than any Titan private warrants representing the Transferred Warrants) at a mutually acceptable price per warrant, or such other treatment as mutually agreed between Titan and the Company, prior to or concurrently with the Closing (the “Warrant Amendment”). In connection with the Warrant Amendment, Titan will solicit approval from the public warrantholders at the Special Warrantholder Meeting and obtain written consent from the Sponsor and other holders of Titan private warrants.

Additionally, from and after the execution of the Business Combination Agreement, Titan is required to use its reasonable best efforts to procure, and deliver to PubCo and the Company, definitive written agreements in the form of Subscription Agreements with PIPE Investors and/or non-redemption agreements with holders of Titan Class A ordinary shares (the “Non-Redemption Agreements”), providing, in the aggregate, for Available Financing Proceeds in an amount equal to or exceeding the Minimum Proceeds Amount, together with a written statement from Titan’s investment banker identifying any third-party investors that have agreed to acquire Titan Class A ordinary shares having a value not less than $1,000,000 at a price per share greater than 100% of the redemption price and not tender such shares for redemption.

The foregoing descriptions of the Business Combination Agreement, Key Company Shareholder Support Agreement, Sponsor Support Agreement, Sponsor Letter Agreement Amendment, Non-Competition Agreement, form of Lock-Up Agreement and New Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Business Combination Agreement, Key Company Shareholder Support Agreement, Sponsor Letter Agreement Amendment, Sponsor Support Agreement, Non-Competition Agreement, form of Lock-Up Agreement and New Registration Rights Agreement, copies of which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 hereto and incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On June 1, 2026, the Parties issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated June 2026, for use by the Company and Titan in meetings with certain of their shareholders as well as other persons with respect to the Business Combination, as described in this Current Report on Form 8-K. The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Titan under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibits 99.1 and 99.2.

IMPORTANT NOTICES

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits of the Transactions, and the potential success of the combined company’s market opportunity, and the expected post-closing combined company and its anticipated growth. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the management of Titan and PubCo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Parties. These forward-looking statements are subject to a number of risks and uncertainties, including, among others: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (b) the outcome of any legal proceedings that may be instituted against Titan, PubCo, the Company or others following the announcement of the Transactions; (c) the inability to complete the Transactions due to the failure to obtain approval of the shareholders of Titan, failure to satisfy other conditions to closing in the Business Combination Agreement or otherwise; (d) changes to the proposed structure of the Transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Transactions; (e) the ability to meet stock exchange listing standards following the consummation of the Transactions; (f) the risk that the Transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the Transactions; (g) the ability to recognize the anticipated benefits of the Transactions; (h) costs related to the Transactions; (i) changes in applicable laws or regulations; and (j) the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors. If any of these risks materialize or the Parties’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Parties presently know nor that the Parties believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Parties’ expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Parties anticipate that subsequent events and developments may cause their assessments to change. The Parties specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing the Parties’ assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

This communication is being made in respect of the proposed transaction involving the Parties. In connection with the Transactions, PubCo intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement/prospectus. Investors and shareholders are urged to read the registration statement and proxy statement/prospectus and all other relevant documents filed or to be filed with the SEC carefully and in their entirety when they become available, as they will contain important information about the proposed Transactions. Copies of the registration statement, proxy statement/prospectus, and other documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

Participants in Solicitation

Titan, the Company and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed Transactions. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Transactions and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1§	Business Combination Agreement dated June 1, 2026
10.1†	Key Company Shareholder Support Agreement, dated June 1, 2026
10.2	Amendment to Sponsor Letter Agreement, dated June 1, 2026
10.3	Sponsor Support Agreement, dated June 1, 2026
10.4§	Non-Competition Agreement, dated June 1, 2026
10.5	Form of Lock-Up Agreement
10.6	Form of Amended and Restated Registration Rights Agreement
99.1	Press Release, dated June 1, 2026
99.2	Investor Presentation, dated June 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

§	Certain exhibits or schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.
†	As permitted by Regulation S-K, Item 601(b)(10)(iv) of the Securities Act of 1934, as amended, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TITAN ACQUISITION CORP

	By:	/s/ Frank Mastrangelo
		Name:	Frank Mastrangelo
		Title:	Chief Executive Officer

Dated: June 1, 2026

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